SNIPP INTERACTIVE INC.

SNIPP CLOSES 2016 WITH LARGEST DECEMBER SALES IN HISTORY - OVER

US$1.5MM IN SIGNED DEALS

January 03, 2017

OTCQX Trading Symbol: SNIPF

TSX Venture Exchange Trading Symbol: SPN

WASHINGTON, DC - Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQX: SNIPF; TSX: SPNV), a global provider of digital marketing promotions, rebates and loyalty solutions, today announced that it has closed the year 2016 with record breaking sales for the month of December. The company closed approximately $1.5 million worth of deals in December 2016, its largest ever.

The deals are across 23 programs and for 20 different clients including 16 repeat clients. The deals are for both promotions and loyalty programs on the Snipp platform, for brands across different industries ranging from CPG, to alcohol to healthcare. In addition, this marks Snipp’s foray into two new market segments - commercial transportation and auto components. Almost all these programs will leverage SnippCheck, Snipp’s market leading receipt validation technology as a key component in Snipp’s promotion and loyalty programs.

According to Atul Sabharwal, Chief Executive Officer at Snipp, “We are extremely pleased to have closed the year with a record breaking December, a testament to the growing recognition in the market of our suite of technology and marketing solutions, the value of the services we provide and very importantly the depth of experience of our team at Snipp who have continuously and successfully demonstrated our ability to deliver value to our clients. These deals are also a reflection of a trend as we move from single promotions to bigger programs and long term loyalty deals with increasing average deal sizes and recurring revenues. We would also like to take this opportunity to wish all of our stakeholders a very happy new year and a fantastic 2017!”

While the figures mentioned above reflect the total revenues booked, please note that the projects are spread across multiple time periods and the associated revenues will be recognized as per Snipp’s revenue recognition policies.

Visit the Snipp website at http://www.snipp.com/ for Snipp’s full suite of solutions and examples of Snipp programs.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Washington, DC with offices across the United States, Canada, UK, Ireland, Europe, the Middle East and India. The company is publicly listed on the OTCQX, the highest tier of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED #49 AMONGST THE FASTEST GROWING COMPANIES IN NORTH AMERICA ON DELOITTE’S 2016 TECHNOLOGY FAST 500™ LIST.

FOR FUTHER INFORMATION PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.